UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31767/ August 24, 2015

In the Matter of

AMG PANTHEON PRIVATE EQUITY FUND, LLC
AMG PANTHEON PRIVATE EQUITY MASTER FUND, LLC
PANTHEON VENTURES (US) LP
AMG DISTRIBUTORS, INC.

c/o AMG Funds LLC
800 Connecticut Avenue
Norwalk, CT 06854

(812-14337)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

AMG Pantheon Private Equity Fund, LLC, AMG Pantheon Private Equity Master Fund, LLC, Pantheon Ventures (US) LP, and AMG Distributors, Inc., filed an application on July 25, 2014, and amendments to the application on December 30, 2014 and May 13, 2015, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based service and/or distribution fees and contingent deferred sales loads.

On July 29, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31728). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of AMG Pantheon Private Equity Fund, LLC, et al., (File No. 812-14337),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary